EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Income to Fixed Charges

	Three Months Ended March 31,
(Dollars in millions)	2003	2002
Income:
Income (loss) before provision (benefit) for income taxes	$(113)	$66
Fixed charges	111	90
Income (loss) before provision (benefit) for income taxes and fixed charges	$(2)	$156

Fixed charges:
Interest expense	$111	$90

Ratio of income before provision for income taxes and fixed charges to fixed charges	— (1)	1.73

(1)     Income was inadequate to cover fixed charges by $113 million for the three months ended March 31, 2003.